FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

 Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

 For the month of August, 2006

Commission File Number: 000-51847

Himax Technologies, Inc.
(Exact name of registrant as specified in its charter)

10th Floor, No. 605, Chungshan Road
Hsinhua, Tainan County 712
Taiwan, Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Himax Technologies, Inc.

INDEX TO EXHIBITS

Exhibit

99.1	Press release entitled, “HIMAX AGREES TO ACQUIRE WISEPAL TECHNOLOGIES” dated August 30, 2006.

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SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HIMAX TECHNOLOGIES, INC.

By:	/s/ Max Chan

Name:	Max Chan
Title:	Chief Financial Officer

Date: August 30, 2006

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Exhibit 99.1

HIMAX AGREES TO ACQUIRE WISEPAL TECHNOLOGIES

     Transaction Valued at Approximately US$50 Million
Bolsters Himax’s Position in Small and Medium Display Driver Market

Tainan, Taiwan, August 30, 2006 - Himax Technologies, Inc. (”Himax” or “Company”) (Nasdaq: HIMX) today announced that the Company’s Board of Directors has approved a letter of intent (“Letter of Intent”) to acquire privately-held Wisepal Technologies, Inc. (“Wisepal”) by way of a share exchange at the exchange ratio of five (5) Wisepal shares for one (1) ordinary share of the Company and five (5) Wisepal Employee Stock Options (“ESOs”) for one (1) Restricted Share Unit (“RSU”) of the Company. Himax expects to issue 6,406,800 ordinary shares in exchange for 32,034,000 outstanding Wisepal shares and 480,200 RSUs in exchange for 2,401,000 outstanding Wisepal ESOs, resulting in a total share dilution of 3.44% based on 200,367,637 fully diluted outstanding shares of the Company as of June 30th, 2006. Based on closing price of Himax shares as of August 28th, 2006, the purchase price is valued at approximately US$50 million. While the Letter of Intent has been approved by the respective Boards of Directors of both Wisepal and Himax, the transaction is subject to regulatory and other approvals and customary closing conditions. If and when all approvals and closing conditions have been met, Himax expects that the acquisition will close during the fourth quarter of this year.

Established by the Compal Group, Wisepal is a display driver IC company focused on small- and medium-sized applications. Wisepal primarily supplies to TPO Displays Corp., whose customers supply to global tier-one handset manufacturers. Himax expects that acquiring Wisepal will allow Himax to diversify its product portfolio with more exposure towards small- and medium-size products. The acquisition will further strengthen Himax’s competitiveness in the display driver market with the addition of technology resources.

The Compal Group consists of, among others, Compal Communications, one of the world’s largest handset manufacturers; Compal Electronics, the second largest notebook manufacturers in the world; and TPO Displays Corp. (“TPO”), the latter two companies being the two largest shareholders of Wisepal. TPO, created in June 2006 through the merger of LTPS panel manufacturer Toppoly and the Mobile Display Systems business of Philips, is one of the world’s leading small and medium TFT-LCD panel suppliers for a number of tier-one mobile display vendors. With demonstrated close ties to the tier-one mobile application supply chain, Wisepal is expected to contribute sustainable customer relationships and increased business opportunities.

Jordan Wu, President and Chief Executive Officer of Himax, commented, “The business model of Wisepal is a compelling fit for us, and we expect the combination will further bolster Himax’s position as one of world’s leading display driver companies. This merger with Wisepal will help Himax further diversify its product and customer base. Importantly, both companies share a similar commitment to technology development, customer service, and employees. The addition of the Wisepal management team and another 50 engineers will help support Himax’s increased design-in projects. Finally, we expect to gain operating leverage through our increased size and scale, allowing us to lower costs and benefit from resource sharing.”

Ray Chen, President and CEO of Compal Electronics and Chairman of Compal Communications, Wisepal and TPO, commented, “TPO has established a strong business built on its commitment to innovative products and high quality display solutions. Through this merger with Himax, our company, customers and employees will benefit from the increased size and scale of operations, greater leverage in terms of sales and marketing and R&D capabilities, and cost synergies of the combined company. We remain focused on further establishing ourselves as a leader in the small-and medium-sized panel market with sustainable competitive advantage.”

About Himax Technologies, Inc.
Himax Technologies, Inc. designs, develops, and markets semiconductors that are critical components of flat panel displays. The Company’s principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as digital cameras, mobile gaming devices and car navigation displays. In addition, the Company is expanding its product offering to include LCD TV chipset solutions and LCOS microdisplays. Based in Tainan, Taiwan, the Company has regional offices in Hsinchu and Taipei, Taiwan; Suzhou and Shenzhen, China; Yokohama, Japan and Anyangsi Kyungkido, South Korea.

About Wisepal Technologies, Inc.
Wisepal Technologies, Inc. is a fabless IC design company specializing in LCD Driver ICs for small- and medium-sized panels. Founded on August 26, 2004, in Taiwan’s Chunan Science Park, Wisepal’s aim is to become the "preferred ASIC Partner" of leading TFT-LCD and 3C manufacturers. The company’s veteran design team leverages core competencies in low power IC design and critical mixed signal design. Wisepal Technologies is an affiliate company of Compal Electronics and TPO Displays Corp. of Taiwan. TPO is one of the world’s leading small and medium panel suppliers.

Contacts:
For Himax
Max Chan	Jackson Ko	In the U.S.
Chief Financial Officer	Investor Relations	David Pasquale
Himax Technologies, Inc.	Himax Technologies, Inc.	The Ruth Group
+886-2-3393-0877 Ext. 22300	+886-2-3393-0877 Ext. 22240	646-536-7006
max_chan@himax.com.tw	jackson_ko@himax.com.tw	dpasquale@theruthgroup.com

For Wisepal and TPO:
Wilma Wei	Sharon Ning
Chief Financial Officer	Investor Relations
Wisepal Technologies, Inc.	Wisepal Technologies, Inc.
/ TPO Displays Corp.	/ TPO Displays Corp.
+886-37-586-393	+886-37-586-393
wilma.wei@tpo.biz	sharon.ning@tpo.biz

Forward-looking Statements:
Certain statements in this press release, including statements regarding expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this press release. Factors that could cause actual results to differ include general business and economic conditions and the state of the consumer electronics and semiconductor industry; level of competition; demand for end-use applications products; reliance on a small group of principal customers; continued success in technological innovations; development of alternative flat panel display technologies; ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; and other risks described from time to time in the Company’s SEC filings, including its Form F-1 dated March 13, 2006, as amended. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.